Pricing Sheet No. U471 To the Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009 BAH XXX	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 August 1, 2011
$1,100,000 1 Year 15.00% per annum Callable Yield Notes due August 6, 2012 Linked to the Performance of the iShares Silver Trust and the United States Natural Gas Fund, LP
Financial Products

Issuer:		Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:		USD 1,100,000
Underlyings:	Underlying	Ticker	Initial Level	Knock-In Level
	iShares Silver Trust (“SLV”)	SLV UP	10.58	7.41
	United States Natural Gas Fund, LP (“UNG”)	UNG UP	38.26	26.78
Trade Date:		August 1, 2011
Issue Date:		August 4, 2011
Valuation Date:		August 1, 2012†
Maturity Date:		August 6, 2012†
Offering Price:		$1,000 per security (100%).
Initial Level:*		For each Underlying, as set forth above.
Final Level:		For each Underlying, the closing level of such Underlying on the Valuation Date.
Interest Rate:		15.00% per annum, calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid monthly in arrears on September 6, 2011, October 4, 2011, November 4, 2011, December 5 2011, January 4, 2012, February 6, 2012, March 5, 2012, April 4, 2012, May 4, 2012, June 4, 2012, July 5, 2012 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after September 6, 2011, upon at least 3 business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Knock-In Level:		For each Underlying, as set forth above.
Knock-In Event:		If the closing level of any Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Lowest Performing Underlying:		The Underlying with the lowest Underlying Return.
Observation Period:		The period from but excluding the Trade Date to and including the Valuation Date.
Redemption Amount:

The Redemption Amount an investor will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.

If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.
Underlying Return:		For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:		Credit Suisse International
Form and Denomination:		Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:		The securities will not be listed on any securities exchange.
CUSIP and ISIN:		TBD and TBD
Underwriting Discounts and Commissions:		1.50% or $15.00 per $1,000 security

† Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

**In the event that the closing level of any Underlying is not available on the Trade Date, the Initial Level for such Underlying will be determined on the immediately following trading day on which a closing level is available.

The iShares Silver Trust

The iShares Silver Trust is an investment trust formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares Silver Trust. Information provided to or filed with the SEC by the SPDR Silver Trust pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended can be located by reference to SEC file numbers 333-156506 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. The iShares Silver Trust is designed to provide investors with a means to invest in silver and seeks to mirror as closely as possible the price of silver bullion, before fees and expenses. The iShares Silver Trust holds silver bars and issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares. The shares of the iShares Silver Trust are listed for trading on the NYSE Arca. Trading prices of the iShares Silver Trust is reported by Bloomberg under the ticker symbol “SLV UP.” For additional information about the methodology that applies generally to the iShares Funds, see the information set forth under “The Reference Funds—The iShares® Funds—The iShares ETF Methodology” in the accompanying underlying supplement.

The United States Natural Gas Fund, LP

The United States Natural Gas Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca, Inc. The United States Natural Gas Fund, LP was organized as a limited partnership under Delaware law on April 18, 2007. It is managed and controlled by United States Commodity Funds, LLC (the “General Partner”), formerly known as Victoria Bay Asset Management, LLC. The General Partner is a single member limited liability company formed in Delaware on May 10, 2006 that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Information provided to or filed with the SEC by the United States Natural Gas Fund, LP pursuant to the Securities Exchange Act of 1934 can be located by reference to SEC file number 001-33096 through the SEC’s website at www.sec.gov. The United States Natural Gas Fund, LP is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

The United States Natural Gas Fund, LP invests in exchange-traded futures contracts for natural gas, crude oil, heating oil, gasoline and other petroleum-based fuels, with the objective that changes in percentage terms in the net asset value of the units of United States Natural Gas Fund, LP reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, in Louisiana as traded on the New York Mercantile Exchange, less the United States Natural Gas Fund, LP’s expenses. The units of the United States Natural Gas Fund, LP are listed on NYSE Arca, Inc. under the trading symbol “UNG.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.